UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Garrett Motion Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

366505105

(CUSIP Number)

Anne T. Madden

Senior Vice President and General Counsel

Honeywell International Inc.

300 South Tryon Street

Charlotte, North Carolina 28202

(704) 627-6200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 366505105

(1)	Name of reporting person Honeywell International Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) CO

Item 1. Security and Issuer.

This Amendment No. 8 amends the Schedule 13D filed on October 29, 2020 (the “Original Schedule 13D” and, as amended by Amendment No. 1 to Schedule 13D filed on November 3, 2020, Amendment No. 2 to Schedule 13D filed on November 17, 2020, Amendment No. 3 to Schedule 13D filed on December 23, 2020, Amendment No. 4 to Schedule 13D filed on January 12, 2021, Amendment No. 5 to Schedule 13D filed on January 27, 2021, Amendment No. 6 to Schedule 13D filed on February 17, 2021, Amendment No. 7 to Schedule 13D filed on March 11, 2021 and this Amendment No. 8, the “Schedule 13D”). This statement of beneficial ownership on Schedule 13D relates to the shares of common stock, $0.001 par value per share issued and outstanding immediately prior to the Company’s plan of reorganization becoming effective on April 30, 2021 (the “Pre-Emergence Shares”) of Garrett Motion Inc., a Delaware corporation (the “Company”). According to the Company, the address of its principal executive office is La Pièce 16, Rolle, Switzerland 1180. Unless specifically amended hereby, the disclosures set forth in the Original Schedule 13D remain unchanged. Capitalized terms used but not otherwise defined herein have the meanings given to them in the Original Schedule 13D filed on October 29, 2020.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended as follows:

On April 30, 2021, the Company’s plan of reorganization became effective which automatically terminated both the Second Amended and Restated Plan Support Agreement dated as of March 9, 2021 and the ‘group’ status of the Additional Investors, the Plan Sponsors, the Reporting Person and the Initial Consenting Noteholders (to the extent they owned Pre-Emergence Shares) for purposes of Section 13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder.

Upon the effective date of the plan of reorganization, all then outstanding shares of common stock of the Company were cancelled. As a result, the Reporting Person ceased to be the beneficial owner of any Pre-Emergence Shares.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this statement, the Reporting Person own 0 Pre-Emergence Shares.

(b) Not applicable.

(c) During the past 60 days, the Reporting Person has not effected any transactions in the Pre-Emergence Shares.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Pre-Emergence Shares set forth above.

(e) On April 30, 2021, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding Pre-Emergence Shares. As such, the filing of this Amendment No. 8 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person.

SIGNATURE

After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 4, 2021

HONEYWELL INTERNATIONAL INC.

By:	/s/ Anne T. Madden

Name:	Anne T. Madden
Title:	Senior Vice President and General Counsel